Exhibit 11



                                 VIDEONICS, INC.
                      COMPUTATION OF EARNINGS PER SHARE (1)

                    (In thousands, except per share amounts)


                                                      Year Ended December 31
                                                  -----------------------------
                                                  1996         1995        1994
                                                  ----         ----        ----

Net income                                        $744       $3,746      $5,993

Common shares outstanding at end of period       5,705        5,518       5,351

Adjustments to reflect weighted average for
shares issued during period                        (89)        (105)     (1,534)

Adjustments for options calculated under the
treasury stock method                              317          378         448

Common stock equivalents issued pursuant to
SAB 83 (2)                                          -            -           62

Common and equivalent shares outstanding         5,933        5,791       4,324

Net income per share                             $0.13        $0.65       $1.39



(1)This schedule should be read with Notes 2 of Notes to Consolidated Financial statements.

(2)Pursuant to the Securities and Exchange Commission's Staff Accounting Bulletin 83, all securities issued during the twelve month period prior to filing a registration statement for the initial public offering (November 29, 1994), are included in the calculation of common stock equivalents as if outstanding for all periods prior to the effective date of the initial public offering (December 15, 1994) even if anti-dilutive. The common stock equivalents of options are computed under the treasury stock method, using the estimated initial public offering price and applicable exercise prices.

(3)There is no difference between primary and fully diluted net income per share.



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